

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 25, 2016

Mr. Guosheng Qi
Chief Executive Officer
Gridsum Holding Inc.
Jade Palace Hotel Office Building, 8th Floor
76 Zhichun Road
Haidian District, Beijing
PRC

Re: Gridsum Holding Inc.
    Draft Registration Statement on Form F-1/A
    Amended August 19, 2016
    CIK No. 0001647338

Dear Mr. Qi:

    We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Customers, page 61

1.   Please update the table to reflect 12/31/15 numbers. If some of the data is not available, you can indicate so in the table.

Liquidity and Capital Resources, page 73

2.   We note disclosure here, as well as in "Related Party Transactions" at page 129, that in June 2016 your consolidated subsidiary Beijing Gridsum entered into a short-term credit facility with China Merchants Bank for a maximum amount of US $3.8 million. We do not see that the agreement is included with your exhibits to the registration statement under Item 601 of Regulation S-K. Please advise.

PRC Regulation, page 109

3.   Clarify what specific PRC regulation(s) have prompted your VIE structure.

General

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

        You may contact Sharon Virga, Staff Accountant, at (202) 551-3385, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me at (202) 551-3810, with any other questions.

                                                        Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD11—Telecommunications

Cc: Horace L. Nash, Esq.
      Fenwick & West, LLP